SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer

INVESTOR DAY

CERVEJARIA
ambev

INVESTOR DAY 09.26.2019

MAURICIO SOUFEN, CHIEF INDUSTRIAL OFFICER

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in Investor's Day event. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

Statements contained in this presentation may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this presentation that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.


CERVEJARIA
ambev


CERVEJARIA
ambev


CIT
CERVEJEIRO
INNOVATION & TECHNOLOGY CENTER
SHAPING THE FUTURE
ambev

SHAPING THE FUTURE


CONSUMER

- NEW TECHNOLOGIES
- QUALITY
- UNDERSTANDING CONSUMERS
- NEW MATERIALS
- NEW PRODUCTS
- CONSUMER DESIRES
- MONITORING MARKETS
- TRENDS
- NEW PROCESSES
- PRODUCTS SECRETS



DIVERSITY AS A STRENGHT

EDUCATION BACKGROUND

CHEMICAL ENGINEERING	FOOD ENGINEERING	CHEMISTRY	PRODUCTION ENGINEERING	MECHANICAL ENGINEERING	BIOLOGY	ADM	BIOCHEMISTRY	INDUSTRIAL DESIGN	PHARMACY	CIVIL ENGINEERING	ELECTRICAL ENGINEERING	LANGUAGES	MICROBIOLOGY	M. SC.	D. SC.
28%	21%	13%	9%	6%	6%	3%	3%	3%	3%	1%	1%	1%	1%	#3	#1

GENDER

56% 44%

NATIONALITIES

79% 14% 3% 2% 1%

PEOPLE

GEN. Y	GEN. X	GEN. BABY BOOMERS
(1980-1994)	(1965-1979)	(1945-1964)
74%	23%	2%

AMBEV STRATEGIC PRIORITIES

ZITEC CONTRIBUTIONS

PREMIUMIZE AT SCALE 1

DIFFERENTIATE THE CORE & SMART AFFORDABILITY 2

GROWTH VIA ADJACENCIES 3


OPERATIONAL EXCELLENCE
dream
culture
people
COMMERCIAL PERFORMANCE

4 ENHANCE REPUTATION & LICENSE TO OPERATE

5 DRIVE OPERATIONAL LEVERAGE

6 BUSINESS TRANSFORMATION ENABLED BY TECHNOLOGY

PREMIUMIZE AT SCALE

PREMIUM PLATAFORM



SKU evolution


222
279
294
17
18
19

HE Market share evolution


FY 17
FY 18
LE 19

AMBEV STRATEGIC PRIORITIES

ZITEC CONTRIBUTIONS


PREMIUMIZE AT SCALE
1
DIFFERENTIATE THE CORE & SMART AFFORDABILITY
2
GROWTH VIA ADJACENCIES
3
COMMERCIAL PERFORMANCE
dream
culture
people
OPERATIONAL EXCELLENCE
4
ENHANCE REPUTATION & LICENSE TO OPERATE
5
DRIVE OPERATIONAL LEVERAGE
6
BUSINESS TRANSFORMATION ENABLED BY TECHNOLOGY

DIFFERENTIATE THE CORE

FRESHNESS TECHNOLOGY


SKOL
PURO MALTE
DESCE REDONDO
600ml
CERVEJA PURO MALTE
TIPO LAGER

DIFFERENTIATE THE CORE

FRESHNESS TECHNOLOGY


NORMAL PROCESS:
HIGH PRESSURE
HIGH EVAPORATION

DIFFERENTIATE THE CORE

FRESHNESS TECHNOLOGY


SKOL
PURO
MALTE

MORE FRESHNESS
DURING THE SHELF LIFE

FRESHNESS PROCESS:
LOW PRESSURE
LOW EVAPORATION

INERT GAS: N_2/CO_2

BETTER CARBON FOOTPRINT
AND ENERGY SAVING

SMART AFFORDABILITY
ROOTS

Inspiration AFRICA case





MARANHÃO CEARÁ PERNAMBUCO

16% - 20% CASSAVA

THERE IS MORE TO COME



EXALT THE PRIDE OF OUR PEOPLE AND STATE	ELEVATE INGREDIENTS GROWN AND CROPPED IN OUR HOMELAND	OFFER A QUALITY BEER EXPERIENCE WITH SLIGHT VISUAL DIFFERENTIATION	WITH A POSITIVE SOCIAL IMPACT ON LOCAL COMMUNITY

PACKAGING IMPROVEMENT


BEFORE
AFTER
Pull-off
New labels design
+ foil + coating
PSL Label
Shrink
5-layers
New Crates
Budweiser
BRAHMA
SKOL
AmBev

AMBEV STRATEGIC PRIORITIES

ZITEC CONTRIBUTIONS



PREMIUMIZE AT SCALE 1
DIFFERENTIATE THE CORE & SMART AFFORDABILITY 2
GROWTH VIA ADJACENCIES 3
COMMERCIAL PERFORMANCE
OPERATIONAL EXCELLENCE
dream
culture
people
4 ENHANCE REPUTATION & LICENSE TO OPERATE
5 DRIVE OPERATIONAL LEVERAGE
6 BUSINESS TRANSFORMATION ENABLED BY TECHNOLOGY

CO-PRODUCTS

KNOWLEDGE	CAPABILITIES
Value Engineering New Processes & Materials Strategic	ZITEC University Research Center Partnership with companies



PROTEIN POWDER VOLUME OPPORTUNITY



2019
2020
2021
2022
2023
2024
2025

EBITDA PROJECTION



Upcycle
Upgrade
Uptrade
2018
2019
2020
2021
2022
2023
2024
2025

AMBEV STRATEGIC PRIORITIES

ZITEC CONTRIBUTIONS

COMMERCIAL PERFORMANCE

1. PREMIUMIZE AT SCALE
2. DIFFERENTIATE THE CORE & SMART AFFORDABILITY
3. GROWTH VIA ADJACENCIES

OPERATIONAL EXCELLENCE

4. ENHANCE REPUTATION & LICENSE TO OPERATE
5. DRIVE OPERATIONAL LEVERAGE
6. BUSINESS TRANSFORMATION ENABLED BY TECHNOLOGY

dream
culture
people

ENHANCE REPUTATION & LICENSE TO OPERATE

PASSION FOR BEER

AWARDS: AMBEV MEDALS

WORLD BEER AWARDS 19

Year	Medals
2017	27
2018	54
2019	98

BEER KNOWLEDGE: #PEOPLE TRAINED IN 2019



Sales	4.470
Supply	912
POCs	600
Consumers	500

AMBEV STRATEGIC PRIORITIES

ZITEC CONTRIBUTIONS

COMMERCIAL PERFORMANCE

1. PREMIUMIZE AT SCALE
2. DIFFERENTIATE THE CORE & SMART AFFORDABILITY
3. GROWTH VIA ADJACENCIES

dream
culture
people

OPERATIONAL EXCELLENCE

4. ENHANCE REPUTATION & LICENSE TO OPERATE
5. **DRIVE OPERATIONAL LEVERAGE**
6. BUSINESS TRANSFORMATION ENABLED BY TECHNOLOGY

DRIVE OPERATIONAL LEVERAGE

KNOWLEDGE ECOSYSTEM

PARQUE TECNOLÓGICO UFRJ | UFRJ + CERVEJARIA ambev



BUSINESS TRANSFORMATION
UNIVERSITIES
COMPANIES SYNERGY
TECHNOLOGY



ENVIRONMENT OF COOPERATION BETWEEN THE ACADEMY AND COMPANIES
CERVEJARIA ambev
TechnipFMC
DELL EMC
SIEMENS
BAKER HUGHES
HALLIBURTON
SENAI CETIQT
Tenaris
vallourec
Schlumberger
L'ORÉAL
BR

DRIVE OPERATIONAL LEVERAGE

AGILE MINDSET


KNOWLEDGE
PROTOTYPE
INNOVATION PORTFOLIO
PILOT
CONSUMER & TECHNOLOGY TRENDS
SEED LAUNCH
REGIONAL LAUNCH
TECHNOLOGY INSIGHTS
LEADERSHIP

FAIL FAST, FAIL CHEAP!

Consumer-centric

Robust validation process

Move quickly and easily

Flexible Capabilities



Full Launch at Scale

AMBEV STRATEGIC PRIORITIES

ZITEC CONTRIBUTIONS



PREMIUMIZE AT SCALE
1
DIFFERENTIATE THE CORE & SMART AFFORDABILITY
2
GROWTH VIA ADJACENCIES
3
COMMERCIAL PERFORMANCE
OPERATIONAL EXCELLENCE
dream
culture
people
4
ENHANCE REPUTATION & LICENSE TO OPERATE
5
DRIVE OPERATIONAL LEVERAGE
6
BUSINESS TRANSFORMATION ENABLED BY TECHNOLOGY

BUSINESS TRANSFORMATION
ENABLED BY TECHNOLOGY


SERVICE
TIME TO MARKET
COST/PRODUCTIVITY
AGILITY
RESPONSIVENESS
RELIABILITY
EFFICIENCY
TECHNOLOGY
LOGISTICS OF THE FUTURE
BREWERY OF THE FUTURE
INNOVATION OF THE FUTURE
PEOPLE, PROCESS & KNOWLEDGE

INTERACTIVE PACKAGE


CUSTOMIZED PRODUCTS
INTERACTION
TRENDS
EXPERIENCE
E-TONGUE
NEUROSCIENCE
QUALITY
A.I.

AMBEV STRATEGIC PRIORITIES

ZITEC CONTRIBUTIONS


PREMIUMIZE AT SCALE
1
DIFFERENTIATE THE CORE & SMART AFFORDABILITY
2
GROWTH VIA ADJACENCIES
3
OPERATIONAL EXCELLENCE
dream
culture
people
COMMERCIAL PERFORMANCE
4
ENHANCE REPUTATION & LICENSE TO OPERATE
5
DRIVE OPERATIONAL LEVERAGE
6
BUSINESS TRANSFORMATION ENABLED BY TECHNOLOGY

FERMENTING IDEAS! BREWING DREAMS

CERVEJARIA

ambev



INVESTOR DAY

CERVEJARIA
ambev

BERNARDO PAIVA CEO AMBEV

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in Investor's Day event. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

Statements contained in this presentation may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this presentation that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

STRATEGIC PLATFORMS

CATEGORY FRAMEWORK & PORTFOLIO STRATEGY

PREMIUMIZE AT SCALE

DIFFERENTIATE THE CORE

DRIVE SMART AFFORDABILITY

Dream
Culture
People

SUSTAINABILITY

DRIVE OPERATIONAL EXCELLENCE

BUSINESS TRANSFORMATION ENABLED BY TECHNOLOGY

LEAD INNOVATION

PREMIUMIZE AT SCALE

BEFORE

NOW

THE HIGH END


Budweiser
STELLA ARTOIS
ANTARCTICA
Cerveja
ORIGINAL
Corona Extra
Coronita
BECK'S
SERRAMALTE

CERVEJARIA ambev

DIFFERENTIATE THE CORE

BEFORE

NOW

BRAHMA Chopp Family

SKOL Family

BOHEMIA


SKOL
SKOL
BRAHMA
BRAHMA
BRAHMA
BRAHMA
BRAHMA
BOHEMIA
BOHEMIA

SMART AFFORDABILTY

BEFORE



BRAHMA
SKOL

NOW



mini
RETORNÁVEIS
SKOL
BRAHMA



SKOL
PILSEN
MAIS BRAHMA POR MENOS
BRASIL



MAGNÍFICA
LEGITIMA
NOSSA

CERVEJARIA ambev

DRIVE OPERATIONAL EXCELLENCE


ambev
SKOL

BEFORE


CUSTOMER EXPERIENCE
Aproveite as promoções exclusivas
parceiro ambev
NPS
OUTSIDE IN
El Dorado
SKOL
RE-DON-DO

NOW

CERVEJARIA ambev

BUSINESS TRANSFORMATION ENABLED BY TECHNOLOGY


VENDA CERTA


parceiro
ambev


HBSIS


draftLine®

SUSTAINABILTY 2025 GOALS

CERVEJARIA ambev

WATER	SMART AGRICULTURE	CLIMATE ACTION	CIRCULAR PACKAGING	ENTREPRENEURSHIP
100% of our communities	100% of our direct farmers	100% of our purchased electricity	100% of our products	100% of our entrepreneurs
in high-stress areas will have measurably improved water availability and quality	will be skilled, connected, and financially empowered	will be from renewable sources and a 25% reduction in CO_2 emissions across our value chain (science-based)	will be in packaging that is returnable or made from majority recycled content	Should be skilled with the necessary tools to evolve

AND THERE'S MORE TO COME!

TODAY'S AGENDA:

INNOVATION FACTORY JEAN JEREISSATI

ZITEC TOUR MAURICIO SOUFEN AND DANIEL BAUMANN

NEW WAYS OF CREATING BRANDS RICARDO DIAS

PREMIUM PORTFOLIO MARCELO ABUD

THE BRAHMA CASE RICARDO DIAS

CUSTOMER EXPERIENCE DANIEL COCENZO

DIRECT TO CONSUMER RICARDO TARGINO

Q&A + HAPPY HOUR

CERVEJARIA ambev

CERVEJARIA

ambev

JEAN JEREISSATI

CHIEF SALES & MARKETING OFFICER

INVESTOR'S DAY 2019

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in Investor's Day event. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

Statements contained in this presentation may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this presentation that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

JEAN JEREISSATI &
CERVEJARIA AMBEV

PROUD TO BE AMBEV !


LEG
DO

21 YEARS JOURNEY...


BRAZIL
14 YEARS
DOMINICANA
2 YEARS
CHINA
4 YEARS



PEOPLE


Budweiser
SKOL
PURO MALTE
STELLA ARTOIS
Colorado

BRANDS


BRA

HISTORY

GLAD TO BE BACK HOME!

COMPANIES REPUTATION


2017
ambev
Itaú
natura
5TH
4TH
3RD
2ND
1ST
2018
Itaú
ambev
natura
5TH
4TH
3RD
2ND
1ST

HELPING TO BUILD A BETTER WORLD


ambev
ama


VOA

SOURCE: MERCO (TOP 5 COMPANIES)

WHY WE ARE AT THE

INNOVATION & TECHNOLOGY CENTER

INNOVATION MINDSET



AMBEV AS AN ECOSYSTEM


PEOPLE
CATEGORY
CONSUMER
CERVEJARIA
ambev
SOCIETY
SUPPLIER
CLIENT

LIQUIDS ARE OUR FOCUS!

SO WE WENT TO THE WORLD BEER AWARDS...

WORLD 19 BEER AWARDS

- HOSTED IN LONDON
- OVER 3.500 BLIND TESTS
- MORE THAN 200 BREWERIES
- NINE TASTE CATEGORIES
- SIX DESIGN CATEGORIES

AND WE BECAME THE BREWERY WITH

THE MOST NUMBER OF MEDALS!

MOST AWARDED BREWERY

19 WORLD BEER AWARDS

WINNERS!



SKOL
PURO MALTE
ANTARCTICA
Cerveja



98 MEDALS

(+44 VS LY)

INNOVATION AS A KEY ENGINE OF GROWTH

INNOVATION* CONTRIBUTION TO TOPLINE


100%
100%
100%
5%
10%
2018
2019
NEXT FEW YEARS...


SKOL PURO MALTE
NEW PACKS
NEW CANS
410 ML
SMART VALUE BRANDS
PREMIUM PORTFOLIO
COLORADO LAGER

* PRODUCTS THAT DIDN'T EXIST THREE YEARS BEFORE

INNOVATION FACTORY







INSIGHTS

PRODUCT DEVELOPMENT

ROUTE TO MARKET

CONSUMER CENTRIC APPROACH &
BEER CATEGORY DEVELOPMENT


RECOVERY
PROSPERITY
PEAK
ECONOMY
VALLEY
CONTRACTION
EXPANSION
TIME

EXPECTATION OF BRAZIL 'S ECONOMIC RECOVERY



CONSUMER MORE INTERESTED IN BEER...



AND EXPLORE NEW EXPERIENCES WITH BRANDS

TO SEIZE THIS MOMENT, WE UNDERSTOOD CONSUMERS NEEEDS
TO BUILD OUR CATEGORY'S FRAMEWORK



15.000 CONSUMER TASTINGS



25 PRODUCTS TESTED



THROUGHOUT 3 REGIONS

CATEGORY FRAMEWORK


NEW EXPERIENCES
REFRESHING
FLAVOR INTENSITY
DARK
PRICE PERCEPTION

WE MAPPED OUR OPPORTUNITIES & BLANK SPACES BASED ON THE CATEGORY'S FRAMEWORK

PORTFOLIO OF 3 YEARS AGO



NEW EXPERIENCES
REFRESHING
FLAVOR INTENSITY
DARK
PRICE PERCEPTION
Hoegaarden
Original
Corona
STELLA ARTOIS
GOOSE IPA
wäls
BOHEMIA
SKOL PILSEN
BRAHMA
ANTARCTICA SUBZERO

WE MAPPED OUR OPPORTUNITIES & BLANK SPACES BASED ON THE CATEGORY'S FRAMEWORK

3 YEARS AGO


NEW EXPERIENCES
REFRESHING
FLAVOR INTENSITY
DARK
PRICE PERCEPTION
Hoegaarden
Original
Corona
STELLA ARTOIS
GOOSE IPA
wäls
BOHEMIA
SKOL PILSEN
BRAHMA
ANTARCTICA
ANTARCTICA SUBZERO
CORE MARKET

PORTFOLIO STRATEGY
TWO BIGGEST BRANDS IN THE CORE

SKOL

LIGHTNESS



YOUNG PEOPLE | CARNIVAL | BEACH

CERVEJARIA BRAHMA

FLAVOR



QUALITY | BREWING EXPERTISE | BEER OCASIONS

WE MAPPED OUR OPPORTUNITIES & BLANK SPACES BASED ON THE CATEGORY'S FRAMEWORK

CORE PURE MALT LAUNCH



NEW EXPERIENCES
REFRESHING
FLAVOR INTENSITY
DARK
PRICE PERCEPTION
CORE PM LAUNCH
Hoegaarden
SKOL HOPS
SKOL PURO MALTE
SKOL PILSEN
ANTARCTICA SUBZERO
BRAHMA
Corona
STELLA ARTOIS
BOHEMIA
IPA

SKOL FAMILY
PILSEN, PURE MALT & HOPS


SKOL PILSEN
SKOL PURO MALTE
SKOL HOPS
DESCE REDONDO
SKOL PILSEN
DESCE REDONDO
SKOL PURO MALTE
DESCE REDONDO
SKOL HOPS

WE MAPPED OUR OPPORTUNITIES & BLANK SPACES BASED ON THE CATEGORY'S FRAMEWORK

PREMIUM & CRAFT OPPORTUNITY


NEW EXPERIENCES
REFRESHING
FLAVOR INTENSITY
DARK
PRICE PERCEPTION
INNOVATION OPPORTUNITY

REG. TM.
BECK'S



BECK'S
GERMANY 1873
BREMEN
GERMANY
BECK'S
PURE MALT · 330ml · PURITY LAW

CHALLENGES YOU TO BREAK FROM THE STATUS QUO

THE MOST CONSUMED GERMAN BEER IN THE WORLD, SINCE 1873

PURITY LAW

IBU 20

NO LABELS, NO STEREOTYPES, REBELLING AGAINST CONVENTION.

BELIEVE IN YOURSELF.


DESIBERNE
PRA TUDO
QUE UMA LAGER
PODE SER
Colorado
RIBEIRÃO
LAGER

OPPORTUNITY

ADDRESS EASIER TO DRINK CRAFT BEER, BUT KEEPING COLORADO'S CREDENTIALS – THE USE OF BRAZILIAN INGREDIENTES

WE TESTED A LOT OF INGREDIENTS

COCONUT WATER
RAPADURA
ORANGE PEELS
SEEDS

CONSUMER TESTS

TESTED 1:1 AT THE BREWERY

PRODUCT VALIDATION AT POCS

PEOPLE CAME BACK FOR THE ORANGE

SALES STRATEGY

PRE LAUNCH AT E-COMMERCE AND EXCLUSIVE POCS

WE MAPPED OUR OPPORTUNITIES & BLANK SPACES BASED ON THE CATEGORY'S FRAMEWORK

LOCAL CROPS


NEW EXPERIENCES
REFRESHING
FLAVOR INTENSITY
DARK
PRICE PERCEPTION
Hoegaarden
SKOL HOPS
SKOL PURO MALTE
BOHEMIA
SKOL PILSEN
BRAHMA
ANTARCTICA
Corona
STELLA ARTOIS
BECK'S
GOOSE IPA
Wäls
ANTARCTICA SUBZERO
LOCAL CROPS

GLOBAL STUDY
MATURITY LEVEL MARKETS



PRE-PEAK
POST-PEAK
BEER & ALCOHOL PER CAPITA
LOW
ECONOMIC MATURITY (GDP PER CAPITA)
BENCHMARK OPPORTUNITIES
BE AHEAD OF FUTURE TRENDS

UGANDA INSPIRATION

WELFARE

ENHANCE LOCAL PRIDE

AFFORDABLE & REFRESHING BEER

RESULTS


CERVEJARIA AMBEV
NOSSA
DE PERNAMBUCO
600ml
CERVEJA PILSEN
COM MANDIOCA


1 MAP FULL CASSAVA CHAIN AND DEVELOP AVAILABILITY WITH SOCIAL INTEGRITY
DEEP DIVE ON CONSUMERS RELATION WITH AFFORDABLE BEER AND ALCOHOL 2
PERNAMBUCO
BRASIL
CERVEJARIA ANTARCTICA
NOSSA
DE PERNAMBUCO
3 DEVELOP THE IDEAL MIX
+ POSITIVE P&L DESIGN 4

ALL OF THIS WAS POSSIBLE DUE TO
THE ADOPTION OF THE AGILE MINDSET

AGILE MINDSET

- UNCERTAIN ADAPTABILITY
- OUTPUT ORIENTED
- CONSUMER FOCUSED
- TEST FAST & LEARN

STUDY, BREW & LAUNCH



NOSSA

12 MONTHS

MAGNÍFICA

LEGÍTIMA

6 MONTHS

AND OUR PROJECTS ARE BEING
RECOGNIZED AROUND THE WORLD!


MAGNÍFICA
CERVEJARIA AMBEV
CERVEJA PILSEN
MAGNÍFICA
DO MARANHÃO

FT

New beer refreshes Brazil state economy built on cassava


MAGNÍFICA

Magnifica beer: the affordable and sustainable beer is produced with cassava

FINANCIAL TIMES

ISSUED IN 9/25/19

GLOBAL STUDY
MATURITY LEVEL MARKETS



PRE-PEAK
POST-PEAK
HIGH
MARKET MATURITY*
ECONOMIC MATURITY**

* ALCOHOL CONSUMPTION PER CAPTA
** GDP PER CAPTA

BENCHMARK OPPORTUNITIES

BE AHEAD OF FUTURE TRENDS

NEW TRENDS

AGING POPULATION

QUALITY AND INGREDIENTS









HEALTH AND WELLNESS

WOMEN'S CONSUMPTION

AND THOSE COUNTRIES ARE ALREADY ACTING ON IT!



Hoegaarden
Rosée
GOOSE
IPA
BUD LIGHT

MORE BEER STYLES & PALATES



ABSOLUT JUICE
ABSOLUT JUICE

NATURAL & MIXED SPIRITS



BABE
GRIGIO
WITH BUBBLES
BABE
ROSÉ
WITH BUBBLES
BABE
RED
WITH BUBBLES

CANNED WINE



WHITE CLAW
HARD SELTZER
HENRY'S
HARD SODA
HARD TEA

HARDS “PHENOMENON”

WHY WE ARE AT THE
INNOVATION & TECHNOLOGY CENTER

INNOVATION MINDSET



AMBEV AS AN ECOSYSTEM


PEOPLE
CATEGORY
CONSUMER
CERVEJARIA
ambev
SOCIETY
SUPPLIER
CLIENT

INNOVATIVE BRAND BUILDING THROUGH
A DIGITAL & ORGANIC WAY

MARKETING MIX



CONNECTIONS

O PRÓXIMO Nº1 VILLAMIX

DIGITAL & DATA

draftLine®

draftline®


580
D

draftline®



CONTENT

HAVE THE MOST CULTURALLY RELEVANT BRANDS WITH “ALWAYS ON” APPROACH

AUDIENCE

MEANINGFULLY CONNECT OUR AUDIENCE WITH PRECISION AND PROXIMITY

TRADE

BUILD A ROBUST LEVER TO ENGAGE OUR CLIENTS DRIVING SALES

AN ECOSYSTEM TO BRING CONVENIENCE AND ASSORTMENT WITH CONSUMER INTIMACY



DIRECT TO CONSUMER

PIT STOP


SKOL
pit stop
RE-
DON-
DO.

2K PIT STOPS IN 2019

ZÉ DELIVERY

Zé

OVER 1 MILLION ORDERS

EMPÓRIO DA CERVEJA

EC

OVER 300 LABELS

LEVERAGE AMBEV'S B2B REACH TO ENHANCE COSTUMER RELATIONSHIP & VALUE CREATION


MARKET PLACE
DAIRY
FRUITS
MEAT
DRINKS
FRESH FOOD
FINTECH
PAYMENTS
SUPPORT
LOANS
NPS FOCUS
CONTACT STRATEGY
parceiro ambev
PARCEIRO AMBEV

TRANSFORMING

AMBEV IS ~~READY FOR~~ THE FUTURE !


parceiro
ambev
SKOL
pit stop
SKOL
PURO MALTE
ANTARCTICA
Cerveja
PILSEN
BOHEMIA
BRAHMA
Aproveite as promoções exclusiv
Toda semana tem uma ofe diferente!
ENTREGA EM 1 DIA?
ENTREGA SIM.
Zé

CERVEJARIA

ambev

JEAN JEREISSATI

CHIEF SALES & MARKETING OFFICER

INVESTOR'S DAY
2019

A NEW ERA IN BRAND BUILDING

CONSUMERS IN A DIGITAL WORLD

INVESTOR DAY

09.26.2019

RICARDO DIAS
VP MARKETING, BRAZIL

CERVEJARIA ambev

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in Investor's Day event. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

Statements contained in this presentation may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this presentation that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

MARKETING ROADMAP

To bring people together by building a portfolio of brands that people love

1 DEEP CONSUMER UNDERSTANDING

Empathy | Data

2 BRAND PURPOSE

Vision | Consistency

3 PRODUCT AND EXPERIENCE INNOVATION

Innovation | Utility

4 THE NEW CONNECTIONS MODEL

Publisher | Intimacy

MARKETING ROADMAP

To bring people together by building a portfolio of brands that people love

1 DEEP CONSUMER UNDERSTANDING
Empathy | Data

2 BRAND PURPOSE
Vision | Consistency

3 PRODUCT AND EXPERIENCE INNOVATION
Innovation | Utility

4 THE NEW CONNECTIONS MODEL
Publisher | Intimacy



TAXI


TAXI
TAXI
2006


HOTELS


BANKS
ThinkVision


"WHAT MAKES ME LOOSE SLEEP IS FORTNITE"

ATTENTION IS TODAY'S MOST PRECIOUS ASSET




CONSUMERS
HAVE CHANGED...
Follow
Twitter
@Twitter
Your official source for what's happening. Need a hand? Visit support.twitter.com
San Francisco, CA
blog.twitter.com
Born on March 21
166 Following
61.9M Followers
Tweets
Tweets & replies
Media
Likes
Twitter Retweeted
Twitter Video @TwitterVideo · 2d
Flashback to...earlier this week.

...AS WELL AS THEIR BEHAVIOR.



1900
WATCHING
1950
ZAPPING
2000
INTERACTING
2019
ENGAGING
CELL PHONE
0,1M
0,3M
3M
10M

CELL PHONES ARE THE WORLD'S NEW REMOTE CONTROL


15
22
3
5
8
4
38
19
@6

DIGITAL HAS OVERCOME ALL OTHER MEDIA WHEN IT COMES TO ATTENTION

TIME SPENT


34%
TV
35%
DIGITAL

DAILY HOURS SPENT PER ADULT


3.0
3.2
3.7
4.3
4.9
5.1
5.4
5.6
5.9
2009
2010
2011
2012
2013
2014
2015
2016
2017
OTHER CONNETED DEVICES
DESKTOP/LAPTOP
MOBILE

Source: eMarketer 2008-2017 & BCG Report & Vaynermedia


76% OF CONSUMERS WATCH TV WITH A MOBILE PHONE ON THEIR HANDS
Beiro
Online
How are you? 14:15
Hey, Felipe, are you watching the game? 14:15
Nope, man! 14:15
Hey! Let's go to bar Brahma? Bruninho's inviting us 14:16
Let's go! 14:17
Cool! 14:17
I set to meet him around 19 o'clock 14:17
Don't forget to bring me my glasses! I forgot them on your house that day of the BBQ hahaha 14:18
9
4
Source: eMarketer 2008-2017 & BCG Report & Vaynermedia

USAGE OF SOCIAL MEDIA SPIKES 3X DURING COMMERCIAL BREAKS


Tap to Select a Reaction

Source: eMarketer 2008-2017 & BCG Report & Vaynermedia

WHATSAPP HAS 120 MM USERS IN BRAZIL


WhatsApp

MOST DOWNLOADED APPS IN BRAZIL

01 WHATSAPP
02 MESSENGER
03 FACEBOOK
04 INSTAGRAM
05 UC BROWSER
06 TIK TOK
07 SHARit
08 SNAPCHAT
09 YOUTUBE
10 NETFLIX

Source: Digital 2019: Q3 global digital statshot


ACTIVE USERS
PER MONTH
2B
1.5B
1B
500M
MESSAGES SENT
PER MONTH
60B
40B
20B
0
Source: Digital 2019: Q3 global digital statshot

THE CONSUMER IS MOBILE



WHAT DO THEY HAVE IN COMMON?




THIS IS WHERE DATA LIVES


AND WHERE WE NEED
CREATE INTIMACY

WHILE CONSUMERS ARE EVOLVING AT LIGHTING SPEED


AMERICAN EAGLE OUTFITTERS
TIMES SQUARE
NEVER
LET GO
A BIG FAT HIT!
BEST MUSICAL!
TONY AWARD WINNER
XINHUA NEWS AGENCY
THE AFTER PARTY.


RADIO
TWITTER
OOH
SNAPCHAT
TV
PRINT
YOUTUBE
MOBILE
MERCHAN
INSTAGRAM
FACEBOOK
POP

FROM


RADIO
OOH
TV
PRINT
MERCHAN
POP
You Tube

TO


POP
MERCHAN
OOH
PRINT

AND FINALLY THIS.

START ATTRACTING



STOP INTERRUPTING

CREATING CONTENT PEOPLE ACTUALLY WANT TO SEE



PEOPLE
BUY MORE
THAN A
PRODUCT



THEY
BUY THE
SERVICES

PEOPLE
BUY MORE
THAN A
PRODUCT



THEY
BUY THE
CONTENT

PEOPLE BUY MORE THAN A PRODUCT



THEY BUY THE EXPERIENCIES


draftline®
draft line SAO
580 D
BROOKLYN's
VANS


ATTENTION
IS OUR BIGGEST CHALLENGE


ANTARCTICA
Brahma Extra
Lager
SKOL
SKOL PURO MALTE
BRAHMA
Chopp
STELLA ARTOIS
BECK'S
GERMAN LAGER
BECK'S
600 ml
ANTARCTICA SUBZERO
SKOL HOPS
BOHEMIA


CHEERS!

PREMIUM MARKET

BU BRAZIL



INVESTOR DAY 09.26.2019

MARCELO ABUD BRAZIL VP PREMIUM

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in Investor's Day event. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

Statements contained in this presentation may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this presentation that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

UNSTOPPABLE TRENDS

WHAT TO EXPECT?

AGING POPULATION





HEALTH AND WELLNESS

QUALITY AND INGREDIENTS





WOMEN'S CONSUMPTION

PREMIUM WEIGHT

US EXAMPLE


+13PP
IN PAST 7 YEARS
17.1
17.5
17.6
17.4
16.4
18.3
19.4
19.6
19.4
19.0
20.8
22.2
24.5
26.4
28.3
30.8
32.3
33.4
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

Source: Euromonitor

PREMIUM WEIGHT EXPANSION

IT IS A GLOBAL TREND

[redacted]


(53)
+31%
(9)
X2
(14)
X3
(11)
X3
(12)
X4

HE WEIGHT 2017 (%)
DELTA HE WGT '17 VS '12

Source: Euromonitor

PREMIUM WEIGHT

BR EXAMPLE

[redacted]


3X
IN PAST 6 YEARS
2.0
1.7
1.7
1.7
1.8
1.7
1.9
2.1
2.3
2.4
2.3
2.5
3.0
3.8
4.4
5.3
6.2
7.1
9.9
11.6
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
LE'19

Source: Nielsen

PREMIUM EXPANSION

HOW IT EVOLVES THROUGH THE YEARS?

EARLY MATURITY MARKETS


COMPETITOR 2
COMPETITOR 4
MAIN BRAND
COMPETITOR 1
COMPETITOR 3

MATURE MARKETS


Competitor 6
Competitor 5
Competitor 7
Competitor 4
Competitor 8
MAIN BRAND
Competitor 3
Competitor 9
Competitor 10
Competitor 1
Competitor 2

PREMIUM SCENARIO

COUNTRY	HE MATURITY	TOP 4 BRANDS (ALL MARKET)	OTHER BRANDS
US	HIGH	34%	66%
FRANCE	HIGH	31%	69%
UK	HIGH	26%	74%
BRAZIL	MEDIUM	77%	23%

Source: Global Data

PREMIUM STRATEGY

1 PORTFOLIO


Budweiser
Corona Extra
STELLA ARTOIS
BECK'S
Hoegaarden
Leffe
ANTARCTICA
Cerveja ORIGINAL
SERRAMALTE
STELLA ARTOIS
Budweiser

STRONG
BRANDS


Colorado
RIBEIRÃO LAGER
Colorado
CAUIM
Colorado
APPIA
BOHEMIAN PILSNER
WÄLS SESSION
GOOSE ISLAND
GOOSE IPA

STRONG
CRAFT

PREMIUM STRATEGY


STELLA ARTOIS
ANNO 1366
STELLA
ARTOIS

1 PORTFOLIO


CIT
CERVEJEIRO
ambev

2 INNOVATION


Corona
Corona
Corona

3 CUSTOMER EXPERIENCE


BUDWEISER

4 CONSUMER EXPERIENCE

PREMIUM STRATEGY

1 PORTFOLIO


INTENSITY (IBU)
-
+
PRICE INDEX
+
-
SUPER PREMIUM
PREMIUM
Colorado
Wäls
CERVEJA ARTE
GOOSE ISLAND
Corona Extra
STELLA ARTOIS
Budweiser
CORE BRANDS

PREMIUM STRATEGY

1 PORTFOLIO


INTENSITY (IBU)
-
+
PRICE INDEX
+
-
SUPER PREMIUM
PREMIUM
CORE BRANDS
Corona Extra
STELLA ARTOIS
BECK'S
Budweiser
Wäls CERVEJA ARTE
GOOSE ISLAND
INNOVATION THROUGH NEW LIQUIDS AND M&A

BRAND ATTRIBUTES

1 PORTFOLIO

Budweiser

- IS PREFERRED BY YOUNGER PEOPLE
- PERFECTLY BALANCES LIGHTNESS AND FLAVOR

STELLA ARTOIS

- IT'S A HIGH QUALITY BRAND
- IS SOPHISTICATED

Corona Extra

- IT'S GOOD FOR WHEN YOU WANT TO RELAX
- IS IN VOGUE

BECK'S

- HELPS YOU MAKE A GOOD IMPRESSION
- HAS A FULL BODIED TASTE

PREMIUM STRATEGY

2 INNOVATIONS (LIQUIDS)


BECK'S
BECK'S
BECK'S
THE KEY TO BREAK THE RULES
Colorado
RIBEIRÃO LAGER
Colorado
RIBEIRÃO LAGER
SESSION FREE

PREMIUM STRATEGY

2 INNOVATIONS (PACKS)

2017 SCENARIO


269ml
Long Neck
350ml
473ml
600ml
1L
Chopp
Long Neck
350ml
550ml
269ml
Long Neck
Chopp

PREMIUM STRATEGY

2 INNOVATIONS (PACKS)

CURRENT SCENARIO


269ml
Long Neck
350ml
473ml
600ml
1L
Chopp
269ml
Long Neck
350ml
410ml
473ml
550ml
1L
269ml
Long Neck
310ml
350ml
410ml
550ml
Chopp

PREMIUM STRATEGY

3 CUSTOMER EXPERIENCE



B2B

DIGITAL
DDC



NPS
(CUSTOMER SATISFACTION)


Budweiser

HYPERSEGMENTATION


ANHEUSER-BUSCH

CUSTOMIZED LOGISTICS

4 CONSUMER EXPERIENCE


STELLA
ARTOIS

DIGITAL



INFLUENCERS



EXPERIENTIAL



DOUBLE DIGIT GROWTH IN VOLUME AND MARKET SHARE GROWTH IN 2019

VOLUME


2018
2019

MARKET SHARE


2018
2019

RICARDO DIAS VP
MARKETING, BRAZIL


CERVEJARIA BRAHMA
Brahma Extra Weiss
Brahma Extra Red Lager
Brahma Extra Lager
BRAHMA Chopp
BRAHMA 0.0%
ZERO ÁLCOOL
BRAHMA Malzbier
BRAHMA Black

CERVEJARIA
ambev

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in Investor's Day event. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

Statements contained in this presentation may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this presentation that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



BRAHMA
IS
CERVEJA
CERVEJARIA BRAHMA
BRAHMA
Chopp


BRAHMA
VOLUME
FY16
FY17
FY18
SHARE
H2.17
H2.18
ROL
FY16
FY17
FY18

130 YEARS WORTH OF BRAZILIAN MEMORIES


FILIAL NORDEST

WE HAVE ALWAYS BEEN THERE FOR OUR CONSUMERS

"My grandpa drank brahma. My father as well."


"MEU AVÔ BEBIA BRAHMA, MEU PAI TAMBÉM."

"It's flavor.
It's tradition.
It's Brazil.


É SABOR
É TRADIÇÃO
É BRASIL

"A respected brand. The family beer."


É UMA MARCA DE RESPEITO
É A CERVEJA DA FAMÍLIA
PORTFÓLIO DE QUALIDADE
É AUTÊNTICA
É DO BRASIL

"The Brazilian beer. Our reference of beer."


"É A CERVEJA DO BRASILEIRO, É O QUE A GENTE CONHECE COMO CERVEJA."


BRAHMA É A CERVEJA QUE VOCÊ RESPEITA

"The BEER respected by all Brazilains."

IT WAS TIME TO BRING THESE CONNECTIONS BACK TO WHERE IT BELONGS

BRAHMA

BRAHMA VALUES WHAT REALLY MATTERS IN OUR LIVES, TIMELESS MOMENTS.*

* RELATIONSHIPS, TRADITIONS, SMILES, MEMORIES...

AFTER ALL, BRAHMA HAS ALWAYS BEEN THERE.

BRAHMA

THIS POSITIONING IS SO TRUE TO THE BRAND THAT CONSUMERS EASILY TRANSLATED IT INTO REALITY.



Fábio Torres "você tem uma foto antiga com Brahma?"... Se tenho rsrs. Meu Pai, Benedito, com o Mercedes carregado de Brahma. Acaraú-CE 1984.
Curtir · Responder · 9 sem
A opção "Mais relevantes" está selecionada, portanto, algumas respostas podem não ser exibidas devido ao filtro.
Bola X Karol Fábio Torres melhor foto
Curtir · Responder · 9 sem
Carla Nascimento Fábio Torres
Curtir · Responder · 9 sem
Fábio Torres Nessa época, meu Pai trabalhava pro Vô do meu Sogro.
Curtir · Responder · 9 sem
Curtir · Responder · 3 sem
Marcelo Hofmann Meu pai na decada de 70 quase 80 eu acho... em uma pescaria... caxias do sul - RS
1,2 mil
Curtir · Responder · 26 sem
91 respostas
Alexandre Laeber Tst O. Velho marinheiro! Manoel da Silva 1º Tenente da marinha. Pai. Age 89
224
Paulo Boettcher Pode ser das primeiras cervejas em lata??????
4,9 mil
Curtir · Responder · 26 sem
113 respostas
Vicente Nigro Vianna Difícil vai ser achar uma foto minha sem Brahma! kkkk
1,9 mil
Curtir · Responder · 26 sem
18 respostas
Camila Taguchi Essa foto eh entre 1965...1970 ...minha finada vó adorava uma brahma ...como eu
#brahmamepatrocina
#ambevmepatrocina
Curtir · Responder · 9 sem · Editado
Sergio Ribeiro Eu tenho: Eu e meu amigo Leandro, em 1986
Curtir · Responder · 26 sem
33 respostas
Livio Campos Barbosa
Curtir · Responder · 4 sem
Jose Antonio Trevizam Ha 30 anos atrás.... Hotel Fazenda Vale do Sol em Serra Negra/SP,,eu com 28 anos ,récem casado e uma BRAHMA NUMBER ONE na época,para relaxar
Cristiano Vieira Eu e Meu amigo Reinaldo,1997 tomando uma Brahminha
153
Curtir · Responder · 26 sem · Editado
2 respostas
Vilmar Antonio Maiko Meu avô Olivio. Brahma e crush. Foto com 50 anos aproximadamente. Palmital PR
1,9 mil
Curtir · Responder · 26 sem · Editado
46 respostas
Érica Martins Meu pai. Começou a trabalhar na Brahma com 20 anos, foi seu único emprego. Se aposentou na Ambev em novembro do ano passado, prestes a completar 38 anos de companhia
BRAHMA
558
Curtir · Responder · 9 sem
Camila Taguchi Essa foto eh entre 1965...1970 ...minha finada vó adorava uma brahma ...como eu
#brahmamepatrocina
#ambevmepatrocina
Curtir · Responder · 26 sem · Editado
255 respostas
Paulo Henrique Meu pai o primeiro da direita em pé , meu tio Hilton e meu tio Hélinho! Raridade essa é antigassa!
Livio Campos Barbosa
Curtir · Responder · 4 sem


VIDEO
BRAHMA

FROM:

TO:

1	BRAND CENTRIC	1	CONSUMER CENTRIC
2	INTERRUPTING	2	ENTERTAININ G
3	JUST PRODUCTS	3	TO EXPERIENCES

FROM:

BRAND TALKING ABOUT ITSELF

ITS INGREDIENTS, PROCESS, PORTFOLIO


BRAHMA

TO:

CELEBRATING WHAT REALLY MATTERS

MOMENTS, RELATIONSHIPS AND MEMORIES



CELEBRATING WHAT REALLY MATTERS ACROSS ALL TOUCHPOINTS

YouTube AFRICA draftline

COMMUNICATION TV



POSITIONING LAUNCH

PLATFORMS



SOCCER

ALWAYS ON



ALWAYS ON

EXPERIENTIAL



COPA AMÉRICA

ENTERTAINMENT


O PRÓXIMO Nº1
VILLAMIX



PRÓXIMO NÚMERO 1

STUNTS TV



FIFA WOMEN'S WORLD CUP

REGIONAL OPPORTUNITIES



SÃO JOÃO


DENÚNCIA:
FOI PRO CHURRASCO, LEVOU OUTRA CERVEJA E SÓ TOMOU BRAHMA.


* 2019 *
brahma
CERVEJARIA
BRAHMA
DESDE 1888
APRESENTA:
O PRÓXIMO Nº1
VILLAMIX
MAR 2019
cerveja oficial do brasil

SERTANEJO

* 2019 *

brahma

SPOTIFY
New
Brazilian
Pop Music

89%
Of top 50 songs are
Sertanejo


VILLAMIX
FESTIVAL

BRAHMA



VILLAMIX



ENDEMOL


Big Brother
Brasil


MasterChef

YOUTUBE SPACE


YouTube

RESULTS

Trending Topics FOR 6 WEEKS in a row!

#ProximoN1

Average audience reached is higher than average
Audience of The Voice BR.

Top brand content live on Google Brazil

140MM Views

\+ 90 MM Brazilians watched the show

BRAHMA SOCIAL INTERACTIONS PERFORMANCE

(DIGITAL MENTIONS)


5x
273
745
FY 2017
FY 2018
YTD 2019


PRÓXIMO N1
COPA AMÉRICA
COPA MUNDO FEMININA
(MARTA)
2019
2018
110
76
80
74
96
268
200
101
37
46
55
41
44
91
61
47
Jan
Feb
Mar
Apr
May
Jun
Jul
Ago

WE STOPPED INTERRUPTING.
AND WE HAVE STARTED ENTERTAINING.

* 2019 *

brahma

b r a h m a

C H E E R S !

cerveja oficial do brasil

CERVEJARIA ambev

CUSTOMER EXPERIENCE

BU BRAZIL

INVESTOR DAY 09.26.2019

DANIEL COCENZO, BRAZIL VP SALES

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in Investor's Day event. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

Statements contained in this presentation may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this presentation that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

2016

CLIENT SERVICES



2017

WHEREVER WE CALL IT BRAZIL

THERE HAS TO BE AMBEV!


El Dorado
SKOL
BRAHMA

2019

CUSTOMER EXPERIENCE

★★★★★★★★★★

NPS

OUTSIDE IN

THE NPS JOURNEY

NPS AS A KEY METRIC FOR CUSTOMER EXPERIENCE

NPS EVOLUTION



130 K POCS
AUDITED
2X
Q4 18
Q1 19
Q2 19
Q3 19

NPS ACCORDING TO MARKET MATURITY



CUSTOMER EXPECTATION
MARKET MATURITY LEVEL


IBGE
Instituto Brasileiro de Geografia e Estatística
Maptitude
www.MappingSoftware.com
tripadvisor
Neoway
7K
TERRITORIES BY MATURITY LEVEL
LOWER MARKET MATURITY
El Dorado
ELDORADO
HIGHER MARKET MATURITY
FULL DIGITAL
DDC

EL DORADO

WHEREVER WE CALL IT BRAZIL, THERE HAS TO BE AMBEV


El Dorado

SERVICE LEVEL

TRADE MKT INVESTMENT

SALES STRUCTURE


ambev
CENTRAL DAS BEBIDAS

CENTRAL DAS BEBIDAS FRANCHISE

EXTREMELY REMOTE AREAS

LOCAL PRESENCE

RELATIONSHIP

FLEXIBILITY TO SERVE

BUYERS ↑

VOLUME ↑

FULL DIGITAL DDC ADDRESSING HIGH MATURITY MARKETS' EXPECTATION


Budweiser

PERSEGMENTATION

CUSTOMER EXPERIENCE

CUSTOMER EXPERIENCE CENTER


Aproveite as promoções exclusiva

parceiro ambev

DIGITAL PLATFORM

NPS RESULTS

+2 X



ADE MARKETING
'ESTMENTS



CUSTOMIZED LOGISTICS



NPS MINDSET

B2B WEIGHT

+4 X

PARCEIRO AMBEV

BUILDING A DIGITAL PLATFORM THAT ADDS TRUE VALUE TO CUSTOMERS THROUGH GREAT SERVICES



NOVO PORTAL
parceiro ambev
EXCLUSIVAS
SUAS VANTAGENS
DE NEGÓCIO

USERS: > 150 K

GROSS REVENUE: > 2 BI R$

APP RATING: 4.6 IOS/ 4.1 ANDROID

B2B SERVICES

- ONLINE ORDERING
- SELF SERVICE REQUESTS
- ORDER TRACKING
- FINANCIAL SERVICES
- CHAT SUPPORT

CUSTOMER EXPERIENCE CENTER

SOLVING ALL CUSTOMER REQUESTS WITH EXCELLENCE

1 CUSTOMERS CAN OPEN REQUESTS IN ALL CHANNELS


B2B
SAV
WHATSAPP
TELESALES
AMBEV TEAM

2 REQUESTS WILL BE SOLVED ON THE CXC - CENTRALISED

EMPOWERED TEAM READY TO SOLVE ALL CUSTOMER'S REQUESTS

SOLVE ALL REQUESTS



CUSTOMER EXPERIENCE

CONNECTED TO THE CUSTOMER AND TO OUR OPERATIONS

IMPROVING CUSTOMER EXPERIENCE

ADDRESSING CUSTOMER NEEDS IN A FRICTIONLESS WAY


ambev
ambev

IMPROVE
CONTACT STRATEGY



TECHNOLOGY
AS ENABLER


>20
Squads
SOFTWARE ENGINEER
MARKETING
DESIGNER
LOGISTICS
SCRUM MASTER
PRODUCT OWNER
Agile
ADAPTABILITY IN UNCERTAIN CONTEXT
OUTPUT ORIENTATION
CUSTOMER FOCUS

VENDA CERTA ALGORITHM

THROUGH MACHINE LEARNING WE CAN SUGGEST THE CORRECT PORTFOLIO FOR EACH CLIENT


PORTFOLIO ASSESSMENT
IDEAL ASSORTMENT
CLIENT SEGMENTATION
SMART DISCOUNTS
VENDACERTA

MINDSET

- COMPLEXITY WITHIN A BOX

RESULTS

- REVENUE UPLIFT
- SKU/POC INCREASE

VENDA CERTA ALGORITHM

THROUGH MACHINE LEARNING WE CAN SUGGEST THE CORRECT PORTFOLIO FOR EACH CLIENT


PORTFOLIO ASSESSMENT
IDEAL ASSORTMENT
CLIENT SEGMENTATION
SMART DISCOUNTS
VENDACERTA

MINDSET

- COMPLEXITY WITHIN A BOX

RESULTS

- REVENUE UPLIFT
- SKU/POC INCREASE

CERVEJARIA ambev

CUSTOMER EXPERIENCE

BU BRAZIL

INVESTOR DAY 09.26.2019

DANIEL COCENZO, BRAZIL VP SALES



DIRECT TO CONSUMER

BU BRAZIL

INVESTOR DAY 09.26.2019

RICARDO TARGINO BRAZIL VP CLIENT SERVICES

CERVEJARIA ambev

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in Investor's Day event. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

Statements contained in this presentation may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this presentation that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

WHY DIRECT TO CONSUMER?



BUILD BRAND RELATIONSHIP
WITH CONSUMERS



COLLECT DATA AND USET IT
IMPROVE CONSUMER XP


SKOL
pit stop
RE-
DON-
DO.
BRAHMA

INCREASE REACH THROUGH
DIGITAL/PHYSICAL
INTEGRATION

AMBEV AS AN ECOSYSTEM



Zé
PIT STOP
EIC
ORDER
parceiro ambev
DELIVERY
DELIVERY
INDUSTRY
CUSTOMER
CONSUMER

AMBEV'S DIRECT TO CONSUMER - UNIQUE VALUE PROPOSITIONS


RE-
DON-
DO.

	ROUTINE	CONVENIENCE	DISCOVERY	EXPERIENTIAL
RETAIL		Provide cold beer and affordable price, close to the consumer.		Colorado · Goose Island · Quiosque Chopp Brahma Create spiritual homes for our brands
DIGITAL	SEMPRE EM CASA Simplify the CPG Purchase routine for over 1 million brazillian households	Your favourite beverages in fair price, delivered cold in less than 45 minutes	EIC Offer Beer Exploration or planned gathering solutions for In Home consumption	Chopp Brahma Express The best Beer Experience In Home

15 MILLION CONSUMER INTERACTIONS

AMBEV'S DIRECT TO CONSUMER - UNIQUE VALUE PROPOSITIONS

	ROUTINE	CONVENIENCE	DISCOVERY	EXPERIENTIAL
RETAIL		 RE- DON- DO. Provide cold beer and affordable price, close to the consumer.		Colorado, Goose Island, Quiosque Chopp Brahma
DIGITAL	SEMPRE EM CASA	Your favourite beverages in fair price, delivered cold in less than 45 minutes	EIC Offer Beer Exploration or planned gathering solutions for In Home consumption	Chopp Brahma Express The best Beer Experience In Home

15 MILLION CONSUMER INTERACTIONS

DIRECT TO CONSUMER

- PHYSICAL GROWTH
- PROVIDING THE BEST BEER EXPERIENCE ON RETAIL
- FOSTERING THE PHYSICAL AND DIGITAL INTEGRATION.

NET REVENUE DREAM



2019
2020
Dream

PIT STOP


SKOL
pit stop
RE-
DON-
DO.

FOR THE CONSUMER

AFFORDABLE
GREAT PRICE

COLD
COLD BEER

CONVENIENT
CLOSE TO THE CONSUMER

OPERATIONAL MODEL

LOW IMPLEMENTATION **COSTS**

LESS EMPLOYEES

ZÉ DELIVERY

TRUSTED AUTHORITY IN THE BEVERAGE SEGMENT



AFFORDABLE

COLD BEER

ULTRA CONVENIENT

FOOTPRINT

pit stop



COMMON VALUE PROPOSAL

DIGITAL PLATFORM

4.

P RATING

CHOPP BRAHMA EXPRESS + EMPÓRIO DA CERVEJA

The Best
Beer Experience
IN HOME ⭐

BEER DISCOVERY

FAIR PRICE

CONVENIENT


Chopp
BRAHMA
ENTREGA EM 1 DIA?
ENTREGA SIM.

Chopp BRAHMA EXPRESS

E|C

COMMON VALUE PROPOSAL

FOOTPRINT

DIGITAL PLATFORM

LONG TAIL PORTFOLIO

CERVEJARIA ambev

DIRECT TO CONSUMER

BU BRAZIL

